UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 2, 2018

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Media Release	Medienmitteilung	Communiqué Aux Médias

Sandoz International Industriestr. 25 83607 Holzkirchen,Germany Tel: +49 8024 476 2596 Fax: +49 8024 476 2599 www.sandoz.com

Sandoz receives complete response letter from the US FDA for proposed biosimilar rituximab

Holzkirchen, May 2, 2018 — Sandoz, a Novartis division, announced today that the US Food and Drug Administration (FDA) has issued a complete response letter (CRL) regarding the Biologics Licensing Application (BLA) for its proposed biosimilar rituximab.

Sandoz stands behind the robust body of evidence included in the regulatory submission and is currently evaluating the content of the letter. While disappointed, Sandoz remains committed to further discussions with FDA in order to bring this important medicine to US patients as soon as possible.

There is a substantial unmet need for access to safe and effective therapies. Sandoz is committed to increasing patient access to high-quality, life-enhancing biosimilar medicines. As the pioneer and global leader in biosimilar medicines, Sandoz has five biosimilar medicines currently marketed in various countries worldwide, as well as a leading global pipeline.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “expect,” “anticipate,” “look forward,” “believe,” “committed,” “investigational,” “pipeline,” “launch,” “evaluating,” or similar terms, or by express or implied discussions regarding potential marketing approvals, new indications or labelling for biosimilar rituximab, or any of the other investigational or approved biosimilar products described in this press release, or regarding potential future revenues from biosimilar rituximab and such other investigational and approved biosimilar products. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward- looking statements. There can be no guarantee that biosimilar rituximab or any of the other investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labelling in any market, or at any particular time. Neither can there be any guarantee that if approved, biosimilar rituximab or such other biosimilar products will be approved for any or all of the indications in the respective reference product’s label. Nor can there be any guarantee that biosimilar rituximab, the other marketed products in the Sandoz biosimilar portfolio, or the potential products in the Sandoz biosimilar pipeline will be commercially successful in the future. In particular, management’s expectations regarding biosimilar rituximab and such other biosimilar products could be affected by, among other things, regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including clinical trial results and additional analysis of existing clinical data; competition in general, including potential approval of additional versions of biosimilar rituximab or such other biosimilar products; the particular prescribing preferences of physicians and patients; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures; litigation outcomes, including intellectual property disputes or other legal efforts to prevent or limit Sandoz from selling its biosimilar products; general political and economic conditions; safety, quality or manufacturing issues; potential or actual data security and data privacy breaches, or disruptions of our information technology systems, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any

Media Release	Medienmitteilung	Communiqué Aux Médias

Sandoz International Industriestr. 25 83607 Holzkirchen,Germany Tel: +49 8024 476 2596 Fax: +49 8024 476 2599 www.sandoz.com forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Sandoz

Sandoz is a global leader in generic pharmaceuticals and biosimilars. As a division of the Novartis Group, our purpose is to discover new ways to improve and extend people’s lives. We contribute to society’s ability to support growing healthcare needs by pioneering novel approaches to help people around the world access high-quality medicine. Our portfolio of approximately 1000 molecules, covering all major therapeutic areas, accounted for 2017 sales of USD 10.1 billion. In 2017, our products reached well over 500 million patients. Sandoz is headquartered in Holzkirchen, in Germany’s Greater Munich area.

Sandoz is on Twitter. Sign up to follow @Sandoz_global at http://twitter.com/Sandoz_Global.

Follow our blog at www.sandoz.com/makingaccesshappen.

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Novartis Media Relations

Central media line: +41 61 324 2200

E-mail: media.relations@novartis.com

Eric Althoff

Novartis Global Media Relations

+41 61 324 7999 (direct)

+41 79 593 4202 (mobile)

eric.althoff@novartis.com

Chris Lewis	Michelle Bauman
Sandoz Global Communications	Sandoz Global Communications
+49 174 244 9501 (mobile)	++1 973 714 8043 (mobile)
chris.lewis@sandoz.com	michelle.bauman@sandoz.com

Novartis Investor Relations

Central investor relations line: +41 61 324 7944

E-mail: investor.relations@novartis.com

Central		North America
Samir Shah	+41 61 324 7944	Richard Pulik	+1 212 830 2448
Pierre-Michel Bringer	+41 61 324 1065	Cory Twining	+1 212 830 2417
Thomas Hungerbuehler	+41 61 324 8425
Isabella Zinck	+41 61 324 7188

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: May 3, 2018	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting